EXHIBIT 4.27
15 January 2007
CHINA NETCOM (GROUP) COMPANY LIMITED
and
CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
ASSET TRANSFER AGREEMENT

TABLE OF CONTENTS

Rule		Page

1	DEFINITIONS AND INTERPRETATION	2

2	ASSET TRANSFER	3

3	ASSET DELIVERY	4

4	PROFIT AND LOSS BEFORE AND AFTER COMPLETION	5

5	EXPENSES AND TAXATION	5

6	LABOUR ARRANGEMENT	5

7	STATEMENTS, REPRESENTATIONS AND WARRANTIES	6

8	CONDITIONS PRECEDENT	7

9	EVENTS OF BREACH AND COMPENSATION	7

10	PRE-EMPTIVE RIGHT	8

11	FORCE MAJEURE	8

12	INFORMATION DISCLOSURE AND CONFIDENTIALITY	8

13	SURVIVAL	9

14	RESOLUTION OF DISPUTES	9

15	NOTICES	9

16	CONFLICTS	9

17	NO ASSIGNMENT	10

18	SEVERABILITY	10

19	NO WAIVER	10

20	GOVERNING LAW	10

21	LANGUAGE AND COUNTERPARTS	10

22	APPENDIX TO THIS AGREEMENT	10

23	EFFECTIVENESS OF THIS AGREEMENT	10
APPENDIX	PARTICULARS OF TARGET ASSETS AND DESCRIPTION OF RELEVANT INFORMATION

ASSET TRANSFER AGREEMENT
THIS AGREEMENT is made on 15 January 2007 in Beijing, the People’s Republic of China (the “PRC”)

BETWEEN:

Transferor:	CHINA NETCOM (GROUP) COMPANY LIMITED
(the “Transferor’’ or “CNC China”)
Address: Rm. 1020, China Netcom Tower, No. 21 Financial Street, Xicheng District, Beijing
Legal Representative: Zhang Chunjiang

Transferee:	CHINA NETWORK COMMUNICATIONS GROUP CORPORATION
(the “Transferee” or “China Netcom Group”)
Address: Rm. 1207, China Netcom Tower, No. 21 Financial Street, Xicheng District, Beijing
Legal Representative: Zhang Chunjiang

WHEREAS:
(1)	CNC China is a limited liability company established and existing in accordance with the laws of the PRC. CNC China engages in the businesses of domestic fixed telecommunications networks and facilities (including local wireless loops), voice, data, video and multi-media communications and information services based on fixed telecommunications networks in twelve provinces, autonomous regions and municipalities including Beijing, Tianjin, Hebei, Liaoning, Shandong, Henan, Shanghai, Guangdong, Shanxi, Neimenggu, Jilin and Heilongjiang, international telecommunications settlement and the development of international telecommunications market. CNC China also engages in system integration, technical development, technical service, information consultancy services, equipment manufacture and sales, design and construction in relation to communications and information services. CNC China Is a wholly-owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (“CNC HK”).

(2)	China Netcom Group is a State-owned enterprise established and existing in accordance with the laws of the PRC, and an entity in which the investment is made with the authorisation of the State. China Netcom Group currently holds 69.88% of the shares of CNC HK.

(3)	CNC HK is a corporation incorporated and existing in accordance with the laws of Hong Kong. Its shares were listed on the SEHK on 17 November 2004, and its American Depository Shares were listed on the New York Stock Exchange on 16 November 2004.

(4)	CNC China engages in the businesses of domestic fixed telecommunications networks and facilities (including local wireless loops), voice, data, video and multi-media communications and information services based on fixed telecommunications networks in Shanghai and Guangdong through its branches in Shanghai and Guangdong, and owns the relevant telecommunications assets.

(5)	CNC China intends to transfer to China Netcom Group, and China Netcom Group intends to accept the transfer of, the Target Assets (the “Asset Transfer”).
NOW THEREFORE, for the purpose of the Asset Transfer, through friendly negotiation based on the principle of equality and mutual benefit, the parties hereto agree as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Unless otherwise specified therein, the following expressions shall have the following meanings in this Agreement, including the recitals hereof and the appendix hereto:

“Transferor” or “CNC China”	means China Netcom (Group) Company Limited.

“Transferee” or “China Netcom Group”	means China Network Communications Group Corporation.

“CNC HK”	means China Netcom Group Corporation (Hong Kong) Limited.

“Shanghai Branch”	means China Netcom (Group) Company Limited, Shanghai Branch.

“Guangdong Branch”	means China Netcom (Group) Company Limited, Guangdong Branch.

“Target Assets”	means the businesses owned by CNC China in Shanghai and Guangdong in respect of the local domestic fixed telecommunications networks and facilities (including local wireless loops), voice, data, video and multi-media communications and Information services based on fixed telecommunications network, and the relevant core communications assets and liabilities in connection with telecommunications services owned by CNC China.

“Asset Transfer”	means the transfer of the Target Assets by the Transferor to the Transferee under Clause 2.1 hereof.

“Asset Transfer Price”	means the aggregate amount of the cash consideration for the Asset Transfer as provided in Clause 2.2 hereof.

“Completion Date”	means the end of the month in which all the conditions precedent to the Asset Transfer set out in Clause 8.1 hereof have been satisfied or waived in writing by the parties to the extent permitted by applicable laws, whichever is later, or another date agreed upon by the parties hereto.

“Agreements pending Assignment”	mean the agreements as defined in Clause 3.2 hereof.

“Compensation Period”	means a period of two years from the Completion Date as provided in Clause 9.5 hereof.

“Pre-emptive Right”	means the right granted by China Netcom Group to CNC HK and CNC China as defined in Clause 10.1 hereof.

“MII”	means the Ministry of Information Industry of the PRC.

“MOC”	means the Ministry of Commerce of the PRC.

“SEHK”	means The Stock Exchange of Hong Kong Limited.
1.2	Unless otherwise expressly provided, all references to a clause or article in this Agreement shall refer to a clause or article of this Agreement.

1.3	The term “including” used in this Agreement shall refer to “including but not limited to”.

1.4	All references to a party to this Agreement or any other agreement or document in this Agreement shall include any successor or authorised assignee of such party.

1.5	All references to any law or any provision of any law in this Agreement shall include any amendment to or re-enactment of such law or provision, any legal provision replacing such law or provision, and all regulations and legal documents promulgated pursuant thereto.

1.6	The headings in this Agreement and the appendix hereto are inserted for convenience only and shall not have any effect on the construction of this Agreement.

2	ASSET TRANSFER

2.1	The Transferor agrees to transfer the Target Assets owned by the Transferor to the Transferee (particulars of which are specified in Appendix 1) on the Completion Date as stipulated in this Agreement, and the Transferee agrees to accept the transfer of the Target Assets, in accordance with the terms and conditions as set forth herein.

2.2	The Transferor agrees to sell the Target Assets to the Transferee for a consideration in cash of RMB 3,500 million (the “Asset Transfer Price”). In addition, the Transferee will assume an aggregate principal amount of RMB 3,000 million of debt which is due and owing from the Shanghai Branch and the Guangdong Branch to independent third parties upon completion of the Asset Transfer.

2.3	The parties hereto agree that the Transferee shall pay RMB 1,050 million in cash to the Transferor (equivalent to thirty per cent. (30%) of the Asset Transfer Price) in full within one (1) business day after the Completion Date and the Transferee shall pay the remaining RMB 2,450 million in cash to the Transferor (equivalent to seventy per cent. (70%) of the Asset Transfer Price) in full within thirty (30) days after the Completion Date.

The Transferee agrees to transmit the aforesaid Asset Transfer Price to a bank account as designated by the Transferor.

2.4	Except as provided in Clause 9.1 hereof, the Transferee shall be the owner of the Target Assets immediately after the Completion Date.

3	ASSET DELIVERY

3.1	Except as otherwise provided by this Agreement, the Target Assets shall be deemed to have been legally owned by China Netcom Group on the Completion Date, and China Netcom Group shall not bring any claims against CNC China in respect of the delivery of the Target Assets other than those as agreed upon herein, except in the case of any breach hereof by CNC China existing prior to the Completion Date. All assets, liabilities, responsibilities and obligations concerning the Target Assets existing prior to the Completion Date shall be borne by CNC China; and any debts concerning the Target Assets and other forms of assets, liabilities, responsibilities and obligations arising after the Completion Date shall be borne by China Netcom Group.

3.2	For the purpose of the transfer of the Target Assets, contracts and agreements executed in the name of Shanghai Branch or Guangdong Branch or any of their sub-branches in connection with the Target Assets and interests which are effective shall belong to China Netcom Group commencing from the Completion Date, and the parties hereto have entered into deed of novation and/or consent letter with other relevant parties to some of such contracts and agreements. Due to the time limit and the amount of such contracts and agreements, there are a certain number of such contracts and agreements the assignment of which from CNC China to China Netcom Group has not been approved by other relevant parties thereto (the “Agreements Pending Assignment”). With reference to the Agreements Pending Assignment, the parties hereto specifically agrees as follows:
(1)	unless otherwise provided herein, any rights, obligations, profits or losses held by CNC China under the Agreements Pending Assignment shall belong to China Netcom Group commencing from the Completion Date. CNC China agrees that any interests received or held by CNC China in respect of the Agreements Pending Assignment shall be deemed to have been received or held by CNC China in the capacity as a trustee of China Netcom Group, and the ownership of such interests shall belong to China Netcom Group. CNC China shall transfer such interests to China Netcom Group as requested by China Netcom Group from time to time.

(2)	CNC China shall exercise and perform the rights and obligations under the Agreements Pending Assignment strictly in accordance with the instructions given by China Netcom Group from time to time, and may not amend any provisions of the Agreements Pending Assignment or terminate any of the Agreements Pending Assignment.

(3)	China Netcom Group shall indemnify CNC China against any actual costs and expenses reasonably incurred due to the performance by CNC China of its obligations under Clause 3.2.1 above, except those caused by an act of negligence or willful default on the part of CNC China.

(4)	if it is required to enforce any of the rights of China Netcom Group under the Agreements Pending Assignment in the name of CNC China, including to bring or conduct legal or arbitration proceedings or other necessary actions, CNC China shall assist China Netcom Group in enforcing such rights in the name of CNC China.

(5)	the parties hereto shall use their best endeavours to complete the formalities for the assignment of the Agreements Pending Assignment as soon as practicable, and/or to obtain the approval letters from other relevant parties to the Agreements Pending Assignment.
3.3	Due to the reason that some of the Target Assets, such as land use rights, buildings, structures and vehicles, the transfer and registration formalities of which needs to be completed, and that only the de facto delivery (transfer of ownership) of such assets and not the transfer of legal ownership of such assets (completion of the transfer formalities) can be completed on the Completion Date, CNC China agrees to assume the obligations to assist the transfer of the ownership of such assets to China Netcom Group or its local branch or sub-branch after the Completion Date.

3.4	The Transferor and the Transferee agree that the account receivables and the account payables between the Shanghai Branch and the Guangdong Branch on the one hand and the Transferor on the other hand shall be settled in cash within one (1) business day after the Completion Date.

3.5	The parties hereto agree to use their best endeavours to complete the completion formalities that have not been completed on the Completion Date. The parties hereto agree to take all necessary steps to ensure the full implementation of the completion, including but not limited to the entering into or procuring other relevant parties to enter into any document, applying for and obtaining any approval, consent and permit, and handling the registration, recording and filing of the relevant procedural documents. The parties hereto shall negotiate in an amicable manner and handle properly any relevant matters not referred to herein.

4	PROFIT AND LOSS BEFORE AND AFTER COMPLETION

4.1	The parties hereto agree that the profit and loss generated from the Target Assets prior to the Completion Date (and including the Completion Date) shall be borne and owned by the Transferor.

4.2	The parties hereto agree that the profit and loss generated from the Target Assets after the Completion Date shall be borne and owned by the Transferee.

5	EXPENSES AND TAXATION

The parties hereto shall pay their respective taxes arising in connection with the Asset Transfer in accordance with the requirements under the laws, regulations and regulatory documents of the PRC. All expenses incurred as a result of the negotiation, preparation and implementation of this Agreement shall also be borne by the respective parties.

6	LABOUR ARRANGEMENT

6.1	The parties hereto acknowledge that the Transferor shall determine a list of employees who are to be transferred to the Transferee together with the Target Assets and such employees shall include all members of the senior management and ordinary employees.

6.2	The parties hereto acknowledge that the labour relationships of all the employees relating to the Target Assets and their social security (including pension insurance, medical insurance, and unemployment insurance) prior to the Completion Date shall be handled and arranged by the Transferor; and that the labour relationships of all the employees relating to the Target Assets and their social security (including pension insurance, medical insurance, and unemployment insurance) from the Completion Date shall be handled and arranged by the Transferor.

6.3	The Transferor and the Transferee shall be jointly responsible and shall jointly settle any labour dispute arising from causes occurred before the date on which the labour contracts are amended and from the amendments to the labour contracts.

7	STATEMENTS, REPRESENTATIONS AND WARRANTIES

7.1	Each of the parties hereto represent to each other that:
(1)	such party has full legal right, power and authority to execute this Agreement and perform its obligations hereunder, which constitute valid obligations binding upon such party pursuant to the provisions of this Agreement;

(2)	the performance of the provisions of this Agreement will not result in:
(i)	any breach of any provision of such party’s incorporation documents or other relevant documents, or breach of any law, regulation and rule applicable to such corporation; or

(ii)	any breach of any important contract, agreement, permit or other instrument, or any order, judgement or decree issued by any court, governmental department and regulatory authority;
(3)	such party will provide full consultation, close collaboration and active support to the other party in the process of the Asset Transfer, especially in satisfying or fulfilling the conditions precedent and handling the completion formalities of the Asset Transfer;

(4)	such party has executed and processed or will execute and process all necessary documents and approvals, and has taken or will take all necessary steps pursuant to relevant laws, regulations and rules to ensure the legality and validity of the Asset Transfer contemplated herein;

(5)	such party will handle or assist the other party in the mutual handling of any matter in respect of the Asset Transfer, including without limitation providing information in respect of the Transferor, drafting and executing relevant documents, and handling relevant approval and registration formalities in accordance with the provisions of applicable law and this Agreement.
7.2	Except as provided in Clause 7.1 above, the Transferor undertakes to the Transferee in respect of the Target Assets as follows:
(1)	the Transferor will operate and manage the Target Assets and the businesses relating thereto in the ordinary manner from the date hereof till the Completion Date;

(2)	the Target Assets are lawfully owned by the Transferor with a clear and legal title and free from any dispute;

(3)	except as disclosed to the Transferee by the Transferor, the Transferor has not created any mortgage, pledge, lien, or any third party right over such telecommunications assets which may materially affect the right of the Transferee in respect of the Target Assets;

(4)	other than the liabilities as disclosed and/or the liabilities arising in the ordinary course of business, the Target Assets are free and clear of, and/or will not be affected by any actual and/or contingent liabilities or obligations prior to the Completion Date;

(5)	the transfer of the Target Assets from the Transferor to the Transferee hereunder does not constitute any breach of any contract and agreement to which the Transferor is a party or any applicable law, administrative regulations and rules, nor does it constitute any infringement of any right of any third party;

(6)	there is no litigation, arbitration or administrative punishment which will materially and adversely affect the Target Assets or any threat of such litigation, arbitration and administrative punishment.
7.3	The Transferor and Transferee undertake that in the event that a party hereto breaches any statement, representation and warranty set out in this Clause 7, the party in breach shall indemnify the other party in full against any claim, loss, expense or other liability resulting from the breach.

8	CONDITIONS PRECEDENT

8.1	The parties hereto agree that the completion of the following matters by the parties hereto shall constitute the conditions precedent to the Asset Transfer:
(1)	The approval by the shareholders of CNC HK in general meeting in relation to the implementation of the Asset Transfer in accordance with applicable laws, regulations and listing rules;

(2)	MIl, MOC and other relevant government and regulatory authorities approving matters relating to the Asset Transfer such as the change of the business scope of CNC China.
8.2	The parties hereto shall use their best endeavours to cooperate to satisfy or procure the satisfaction of each of the conditions precedent following the execution of this Agreement. Neither party may engage in any act that may preclude or restrict the satisfaction of any condition precedent as set forth in Clause 8.1 above.

9	EVENTS OF BREACH AND COMPENSATION

9.1	In the event that the Transferee fails to pay to the Transferor the Asset Transfer Price as scheduled in accordance with the provisions of Clause 2.3 hereof, the Transferee shall pay to the Transferor a daily fine in an amount equal to 0.05% of the overdue payment, and the Transferor may suspend the Asset Transfer by a written notice to the Transferee sixty (60) days after the date on which the payment is due if such amount remains unpaid. If the Transferee does not pay the Asset Transfer Price and the accrued overdue fine within thirty (30) days after receipt of the notice of payment from the Transferor, the Transferor may declare to terminate this Agreement.

Any suspension or termination of this Agreement and the Asset Transfer as set forth hereinabove shall not affect the rights and obligations of the parties hereto which have already been created or accrued under this Agreement (except as provided in Clause 2.4).

9.2	Any non-performance or partial performance of this Agreement or any performance hereof not in compliance with the manner or terms as agreed herein shall constitute a breach of this Agreement, the party in breach shall be liable to the non-defaulting party for such breach. In case there is breach by each of the parties, their respective liabilities for such breach shall be ascertained.

9.3	After the formal execution of this Agreement, any non-performance or partial performance by either party of any obligation, statement, warranty or undertaking provided in this Agreement shall constitute a breach hereof by such party. The party in breach shall make full and adequate compensation to the other party, including but not limited to the costs of any legal action against the party in breach incurred by non-defaulting party (including without limitation professional consultation fees) and any legal action involving a third party and compensations payable to a third party (including without limitation professional consultation fees) due to the breach.

9.4	The maximum amount of compensation payable by one party to this Agreement to the other under this Clause 9 shall not exceed the Asset Transfer Price.

9.5	A party to this Agreement may institute claims for compensation against the other within two years after the Completion Date (the “Compensation Period”) [, and any claims for compensation shall be subject to the relevant provisions regarding limitation on legal proceedings under PRC laws].

If a party fails to institute a claim for compensation against the other party during the Compensation Period, such party will be deemed to have waived its rights to claim compensation under this Agreement (alternatively, the other party will be deemed not to have committed any breach whilst discharging Its obligations). After the Compensation Period, a party without having instituted claims for compensation shall not institute claims for compensation against the other in respect of the discharge of obligations under this Agreement.

10	PRE-EMPTIVE RIGHT

10.1	In the event that China Netcom Group intends to dispose of the Target Assets or enter into any joint venture or cooperation with any other party in respect of the interests in the Target Assets following the completion of the Asset Transfer, CNC China will be entitled to a first right to acquire them or participate in such joint venture or cooperation at terms equal to or no less favourable than those offered by China Netcom Group to other parties.

10.2	CNC China shall comply with the relevant provisions of the listing rules of the SEHK and the laws and regulations of the PRC in its exercise of the pre-emptive right pursuant to this Clause 10.

11	FORCE MAJEURE

11.1	If any of the parties is rendered unable to perform or is caused to delay in his performance of any obligation under this Agreement due to the occurrence of any event beyond its reasonable control or due to any reason other than its own fault or negligence, such party shall not be deemed to have breached this Agreement and the performance of such obligation shall be suspended to the extent which is fair and reasonable under the circumstances.

11.2	If a party is rendered unable to perform any of its obligations under this Agreement as a result of a force majeure event, such party shall give a written notice to the other party within 7 business days of the occurrence of such force majeure event and the parties shall mitigate the damage to an extent as is reasonably possible. In the event of any force majeure, no party shall be held liable for any damage, increase in expenses or loss incurred by the other party due to any failure to perform or delay in performing this Agreement caused by such force majeure event, and no such failure or delay shall be deemed a breach of this Agreement. The party claiming the force majeure event as the cause of its non-performance shall take proper steps to mitigate or eliminate the effect of the force majeure event, and shall, within the shortest possible time, endeavour to resume the performance of any obligation so affected by the force majeure event.

12	INFORMATION DISCLOSURE AND CONFIDENTIALITY

Unless otherwise provided by the PRC laws or the laws of the place where the shares of CNC HK are listed and the listing rules or otherwise required by the SEHK or any other regulatory authorities, no party to this Agreement shall publish or permit any person to publish any announcement relating to this Agreement or any matter ancillary to this Agreement without the prior written consent of the other party (such consent shall not be unreasonably withheld).
13	SURVIVAL

Save and except as provided under Clause 9.5, the representations, warranties, covenants and indemnity set out in this Agreement shall continue to have force and effect after the completion of the Asset Transfer.

14	RESOLUTION OF DISPUTES

If any dispute arises in connection with the interpretation or implementation of this Agreement, the relevant parties shall endeavour to resolve the dispute through friendly negotiation or mediation conducted by the representatives appointed by each of the parties for such purpose. If the relevant parties fail to resolve any dispute in the manner as described above within 30 days after the occurrence of such dispute, either party may initiate an action at a People’s Court with competent jurisdiction.

15	NOTICES

15.1	Any notices required to be delivered under this Agreement must be in writing and delivered to the addresses set forth in the beginning of this Agreement, or delivered to the relevant addresses or transmitted to the fax numbers that are notified by either of the parties to the other party in writing from time to time.

15.2	Any of the notices mentioned above must be delivered by hand, or sent by registered mail or transmitted by fax. Any such notice shall be deemed to have been received upon delivery if delivered by hand, or deemed to have been received on the date of the acknowledgement if posted by registered mail, or deemed to have been received at the time of transmission if transmitted by fax.

15.3	The information for the delivery of notices to the parties to this Agreement are as follows:

China Network Communications
China Netcom (Group) Company Limited	Group Corporation

Addressee: Liu Haiqiang	Addressee: Luo Gang

Address: Rm. 1020, China Netcom Tower, No. 21 Financial Street, Xicheng District, Beijing	Address: Rm. 1207, China Netcom Tower, No. 21 Financial Street, Xicheng District, Beijing

Postal Code: 100032	Postal Code: 100032

Fax: 010 6625 9544	Fax: 010 6625 9950
16	CONFLICTS

In the event that there is any apparent conflict or discrepancy with the provisions of any other relevant documents in connection with the Asset Transfer, the provisions of such documents shall be appropriately interpreted by reference to the provisions of this Agreement to the extent permitted by the PRC laws.

17	NO ASSIGNMENT

No party shall assign or otherwise transfer or shall purport to assign all or part of its rights, interests, liabilities or obligations under this Agreement without the prior written consent of the other party to this Agreement.

18	SEVERABILITY

If any one or more of the provisions under this Agreement becomes invalid, illegal or unenforceable in any respect in accordance with any applicable laws, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or prejudiced in any manner.

19	NO WAIVER

Save and except as provided under Clause 9.5, no failure or Inability of any party to exercise, and no delay in exercising, any right, power or remedy under or conferred in accordance with this Agreement shall constitute a waiver of such right, power or remedy by that party.

20	GOVERNING LAW

This Agreement shall be governed by the laws of the People’s Republic of China, and shall be interpreted and implemented in accordance with the laws of the People’s Republic of China.

21	LANGUAGE AND COUNTERPARTS

This Agreement shall be written in Chinese. This Agreement shall be entered Into in 12 original copies. Each of the parties shall keep 4 copies, and the remaining copies shall be submitted to the relevant competent authorities of the government for approval and/or filing. Each of the aforesaid copies of this Agreement shall have equal legal effect.

22	APPENDIX TO THIS AGREEMENT

22.1	The appendix to this Agreement is an integral part of this Agreement, and shall have the same legal effect as the main body of this Agreement as if it was included in the main body of this Agreement.

22.2	Amendments to this Agreement or the appendix to this Agreement shall only be made In writing, and shall be executed and chopped by the legal representatives of the parties or their authorized representatives, and be subject to the approvals required to be obtained by the parties in accordance with their respective constitutional documents.

23	EFFECTIVENESS OF THIS AGREEMENT

This Agreement shall become effective after it has been executed and chopped by the legal representatives of the parties or their authorized representatives.

In witness hereof, this Agreement is entered into by the authorized representatives of the parties on the date and at the place stated on the first page of this Agreement.

(There is no text below and the next page is the signing page.)

(This page is the signing page and does not contain any text.)
China Netcom (Group) Company Limited (chop)
Legal Representative or Authorized Representative:
(signature)
China Network Communications Group Corporation (chop)
Legal Representative or Authorized Representative:
(signature)

APPENDIX
PARTICULARS OF TARGET ASSETS AND DESCRIPTION OF RELEVANT
INFORMATION
1.	Assets and related liabilities of China Netcom (Group) Company Limited, Shanghai Branch

The specific relevant assets include: current assets, machinery and equipment, land and buildings, construction in progress, construction materials, other intangible assets, long-term amortisation expenses, deferred tax debits and current liabilities.

2.	Assets and related liabilities of China Netcom (Group) Company Limited, Guangdong Branch

The specific relevant assets include: current assets, machinery and equipment, land and buildings, construction in progress, construction materials, land use rights, other intangible assets, deferred assets and current liabilities of the 21 sub-branches of Guangdong Branch in Guangzhou, Shenzhen, Dongguan, Zhuhai, Zhongshan, Foshan, Huizhou, Jiangmen, Jieyang, Shunde, Zhanjiang, Maoming, Zhaoqing, Shantou and Chaozhou.